May 22, 2019

Marc Angell
Chief Executive Officer and Chairman
Marquie Group, Inc.
3225 McLeod Drive, Suite 100
Las Vegas, NV

       Re: Marquie Group, Inc.
           Offering Statement on Form 1-A
           Filed April 30, 2019
           File No. 024-10992

Dear Mr. Angell:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Cover Page

1. We note your statement explaining that if the offering does not close, the proceeds "will be promptly returned to investors without interest." This appears to conflict with your disclosure on page 4, where you state that because there is no minimum offering, the
      Company will immediately deposit the proceeds into the Company's bank account and may dispose of the proceeds without delay. Revise to clarify.
Risk Factors, page 4

2. Several of your risk factors do not identify any risk to the Company. For example, your risk factors relating to FDA oversight discuss the risk of unsubstantiated claims about the potential benefits of regulated products, but do not describe what claims potentially put the Company at risk. In addition, the risk factor entitled "Our yearly financials are independently audited" seems to be inapplicable as a risk. Please revise accordingly.
 Marc Angell
FirstName LastNameMarc Angell
Marquie Group, Inc.
Comapany NameMarquie Group, Inc.
May 22, 2019
May 22, 2019 Page 2
Page 2
FirstName LastName
As an issuer not required to make reports to the Securities and Exchange Commission under
Section 13 or 15(d)...., page 15

3.       We note that the Company filed a Form 8-A12G to register its common stock under
         Section 12(g) of the Securities Exchange Act of 1934. Therefore, this risk factor does not appear applicable. Please revise accordingly.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
18

4. Revise to include a discussion and analysis of the Company's financial condition and results of operations for each year and interim period for which financial statements are required. Refer to Part II, Item 9 of Form 1-A.
Business
Company Overview, page 22

5.       Disclose when the Company was founded by Jacquie Carter.
12-Month Plan of Operation, page 24

6. We note your disclosure that you plan to develop an "Ambassador Program, similar to that of an MLM program." Clarify that MLM stands for multi-level marking and describe how such a program will work. Further, state the basis for your assertion that the program will be without the expense and elaborate infrastructure typically required of other such programs.
Industry Overview, page 24

7. With respect to the graphics included on pages 24 and 25, revise to explain the basis for the various statistics provided and clarify the reason for referencing the global food and beverage market given the specialized market within which you intend to operate and the fact that your products are still in the development stage.
Principal Stockholders, page 28

8. With respect to footnote 5 to your tabular disclosure regarding certain beneficial owners of your securities, revise your beneficial ownership table to identify the natural persons who exercise the sole and/or shared voting powers of the shares held of record by the Angell Family Trust.
Reports, page 31

9. The Company has had a reporting obligation under Section 13(a) of the Securities
         Exchange Act of 1934 since the effectiveness of its Form 8-A12G on October 26, 2010.
         Please remove the statement on page 31 that you are "not required to file any reports."
 Marc Angell
FirstName LastNameMarc Angell
Marquie Group, Inc.
Comapany NameMarquie Group, Inc.
May 22, 2019
May 22, 2019 Page 3
Page 3
FirstName LastName
Part I: Financial Information, page 32

10. Please revise to include audited financial statements for the periods described in the instructions for Form 1-A Part F/S.
Signatures, page 32

11. Indicate who is signing in the capacity of the Company's principal financial officer and principal accounting officer.
Exhibits

12. File all required exhibits, including the Company's bylaws and the form of subscription agreement for this offering. Also revise the exhibit index to properly incorporate by reference to your other documents. Refer to General Instruction III for incorporation by reference and Part III of Form 1-A.
General

13. The disclosure throughout your offering memorandum conveys elements of both Tier 1 and 2 Regulation A offerings. Please revise your entire offering memorandum to consistently reflect the exemption that you are relying upon. For example, Tier 2
         Regulation A offerings are not subject to state securities law registration and qualification requirements, yet your Plan of Distribution reflects a Tier I offering.
14. Revise the section referred to as Part II information beginning on page 49 so that it is consistent with the requirements of Form 1-A. For example, we note your erroneous statement that risk factor disclosure is not required (despite your inclusion of risk factors beginning on page 4).
15. We note your disclosure that you reserve the right to offer your shares through a placement agent, though you have not currently retained one. Confirm your understanding that the Company must comply with Rule 15c2-4 to the extent the
         Company engages a broker-dealer in connection with this offering.
16. We note that the Company merged with The Marquie Group, Inc. in a reverse merger in
         August 2018 and that consideration of 40,000,002 shares of your common stock was issued to TMG's stockholders, which includes your CEO and President. We further note the familial relationship (husband and wife) between your CEO and President and that
         TMG was incorporated in August 2018. Disclose the information required by Item 13 of
         Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Marc Angell
Marquie Group, Inc.
May 22, 2019
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



FirstName LastNameMarc Angell                              Sincerely,
Comapany NameMarquie Group, Inc.
                                                           Division of
Corporation Finance
May 22, 2019 Page 4                                        Office of
Telecommunications
FirstName LastName